SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                                 Amendment No. 4

Name of
Issuer:  AMERICAN STUDIOS, INC.


Title of Class
of Securities:  Common Stock

CUSIP Number:   030102 10 7


 1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     R. KENT SMITH
     SSN:  ###-##-####

 2)  MEMBER OF A GROUP: (a) N/A
                        (b) N/A

 3)  SEC USE ONLY:


 4)  CITIZENSHIP OR PLACE OF ORGANIZATION:

         UNITED STATES

         NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH:

 5)  Sole Voting Power:                         0    Not Applicable
 6)  Shared Voting Power:                       0    Not Applicable
 7)  Sole Dispositive Power:                    0    Not Applicable
 8)  Shared Dispositive Power:                  0    Not Applicable

 9)  AGGREGATE AMOUNT BENEFICIALLY OWNED:  Not Applicable

10)  AGGREGATE AMOUNT IN ROW (9) EXCLUDES SHARES:  Not Applicable

11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):  Not Applicable

12)  TYPE OF REPORTING PERSON:  IN



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ITEM 1(a).                 NAME OF ISSUER:

                           American Studios, Inc.

ITEM 1(b).                 ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                           11001 Park Charlotte Boulevard
                           Charlotte, NC 28273

ITEM 2(a).                 NAME OF PERSON FILING:

                           R. Kent Smith

ITEM 2(b).                 ADDRESS OR PRINCIPAL BUSINESS OFFICE OR, IF
                           NONE, RESIDENCE:

                           7042 Ballentyne Court
                           Charlotte, NC 28210

ITEM 2(c).                 CITIZENSHIP:

                           United States

ITEM 2(d).                 TITLE OF CLASS SECURITIES:

                           Common Stock

ITEM 2(e).                 CUSIP NUMBER:

                           030102 10 7

ITEM 3.                    Not Applicable

ITEM 4.                    OWNERSHIP:

                           (a)      Number of Shares
                                    Beneficially Owned:                         Not Applicable

                           (b)      Percent of Class:                           Not Applicable

                                                                                  Number
                           (c)      Powers                                        Of Shares
                                    -------------------                           ---------
                                    Sole power to vote or                         0  Not Applicable
                                    to direct the vote

                                    Shared power to vote or                       0  Not Applicable
                                    to direct the vote

                                    Sole power to dispose                         0  Not Applicable
                                    or to direct disposition

                                    Shared power to dispose                       0  Not Applicable
                                    or to direct disposition



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ITEM 5.            OWNERSHIP OF 5% OR LESS OF A CLASS:

                   R. Kent Smith has ceased to be the owner of more than 5% of the outstanding Common Stock of this issuer.

ITEM 6.            OWNERSHIP OF MORE THAN 5% ON BEHALF OF ANOTHER PERSON:

                   Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE ULTIMATE PARENT COMPANY:

                   Not Applicable

ITEM 8.            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
                   GROUP:

                   Not Applicable

ITEM 9.            NOTICE OF DISSOLUTION OF GROUP:

                   Not Applicable

ITEM 10.           CERTIFICATION:

                   Not Applicable



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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        /s/  R. KENT SMITH
                                        R. Kent Smith

Date:   February 10, 1997
As of: January 23, 1997













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